Zentek Engages ICP Securities Inc.

for Automated Market Making Services

Proprietary market making algorithm intended to support liquidity and more orderly trading through improved quote quality

April 1, 2026 – Guelph, Ontario – Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that it has engaged ICP Securities Inc. (“ICP”) to provide automated market-making services, including the use of its proprietary ICP Premium® algorithm, in compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation. The engagement remains subject to approval by the TSX Venture Exchange.

The agreement between the Company and ICP was signed with a start date of April 1, 2026, and is for four (4) months (the "Initial Term") and shall be automatically renewed for subsequent one (1) month terms (each month called an "Additional Term") unless either party provides at least thirty (30) days written notice prior to the end of the Initial Term or an Additional Term, as applicable. ICP will be paid a monthly fee of C$7,500, plus applicable taxes. There are no performance factors contained in the agreement and no stock options or other compensation in connection with the engagement. ICP and its clients may acquire an interest in the securities of the Company in the future. ICP is an arm's length party to the Company. ICP's market making activity will be primarily to correct temporary imbalances in the supply and demand of the Company's shares. ICP will be responsible for the costs it incurs in buying and selling the Company's shares, and no third party will be providing funds or securities for the market making activities.

"As we advance toward several important milestones, we want our shares to trade in a more orderly and efficient manner. We selected ICP for its proprietary algorithmic platform and market structure expertise, and we believe its technology-driven approach offers a differentiated solution to support liquidity and quote quality for Zentek's shareholders," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek Ltd.

About ICP Securities Inc.

ICP Securities Inc. is a Toronto-based CIRO dealer-member that specializes in automated market making and liquidity provision, as well as having a proprietary market-making algorithm, ICP Premium®, that enhances liquidity and quote health. Established in 2023, with a focus on market structure, execution, and trading, ICP has leveraged its own proprietary technology to deliver high-quality liquidity provision and execution services to a broad array of public issuers and institutional investors.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

Forward-Looking Statements

This news release contains forward-looking statements, including statements about the trading of the Company's shares. Forward-looking statements involve inherent risks and uncertainties, and actual results may differ materially. Risks include the risks described in the Company's public filings. Undue reliance should not be placed on forward-looking information, which applies only as of the date of this news release. Zentek disclaims any obligation to update forward-looking information other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com